SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3
(Amendment No. 1)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer))

William Pagano (Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.☐The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.☐The filing of a registration statement under the Securities Act of 1933.

c.☒A tender offer.

d.☐None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$446,033	$24.88

*Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 356,826 outstanding shares of Convertible Preferred Stock, par value $0.05 per share, are being purchased at the tender offer price of $1.25 per share

 **The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.

 ☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)
Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

INTRODUCTION

This Amendment No. 1 adds an additional exhibit to the Schedule 13e-3 filed with the Securities and Exchange Commission on August 20, 2009.

Item16. Exhibits

Exhibit No.    Description
(a)(13)    Press Release dated August 21, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

By: /s/ William Pagano

Name: Michael Goldman
Title: Chairman of the Board
Dated: August 21, 2009